Exhibit 99.1

 GW Pharmaceuticals and its U.S. Subsidiary Greenwich Biosciences Highlight New

Epidiolex® (cannabidiol) Data Released by the American Academy of Neurology

More Detailed Poster Presentation Scheduled for April 25, 2017 at AAN Annual Meeting

London, UK, 18 April 2017: GW Pharmaceuticals plc (Nasdaq: GWPH, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, noted that the American Academy of Neurology (AAN) issued a press release today announcing positive results from a second Phase 3 study (GWPCARE3) of Epidiolex® (cannabidiol or CBD) in children and adults with Lennox-Gastaut syndrome (LGS). The data will be presented at the upcoming meeting of the American Academy of Neurology (AAN) in Boston, MA.

In the GWPCARE3 study, adding Epidiolex to patients’ current treatment significantly reduced the frequency of drop seizures at both the 10 mg/kg/day and 20mg/kg/day doses. During the 14-week treatment period, patients taking both doses of Epidiolex saw a significantly greater median reduction in monthly drop seizures (37 percent and 42 percent, respectively) compared with a 17 percent reduction for placebo (p=0.0016 and p=0.0047, respectively). New data from key secondary endpoints also showed that a significant number of patients receiving Epidiolex 10 mg/kg/day (36 percent) and Epidiolex 20 mg/kg/day (40 percent) experienced a 50 percent or greater reduction in monthly drop seizures compared with those taking placebo (15 percent, p=0.0030 and p=0.0006, respectively). In addition, significantly more patients/caregivers reported an improvement in overall condition with Epidiolex 10mg/kg/day (66 percent) and Epidiolex 20mg/kg/day (57 percent) compared to 44 percent for placebo (p<0.05 for both comparisons) based on the Subject/Caregiver Global Impression of Change (S/CGIC) questionnaire.

"Lennox-Gastaut syndrome is one of the most challenging types of epilepsy to treat. Results from this large, placebo-controlled study demonstrate that Epidiolex provides clinically meaningful reductions in seizure frequency together with an acceptable safety and tolerability profile," said study investigator Anup Patel, M.D., of Nationwide Children’s Hospital and The Ohio State University College of Medicine. “I believe Epidiolex has the potential to change the treatment of LGS and I am excited at the future prospect of prescribing an appropriately standardized and tested pharmaceutical formulation of cannabidiol."

Epidiolex was generally well tolerated in the trial. The pattern of adverse events was consistent with that reported in previous Phase 3 studies. One patient on 10mg/kg Epidiolex discontinued treatment due to an adverse event compared with six patients on 20mg/kg and one patient on placebo. Adverse events (AEs) occurred in 94 percent of patients taking Epidiolex 20mg/kg, 84 percent of patients taking Epidiolex 10mg/kg, and 72 percent of placebo patients. Most were mild or moderate; the two most common (greater than 10 percent) were sleepiness and decreased appetite.

"We are pleased that AAN has chosen to highlight data from our Phase 3 epilepsy program at this prestigious meeting of the broader neurology community. New results from our largest and most recently completed LGS study offer a first look at the significant efficacy of two different doses of Epidiolex added to existing anti-epileptic drug treatment over placebo,” said Justin Gover, GW's Chief Executive Officer. “This latest data from our Phase 3 program reinforces the potential of Epidiolex to become an important new medicine for patients who suffer from LGS and our planned NDA submission remains on track for the middle of this year.”

Additional data will be presented in a poster at the AAN Annual Meeting on April 25, 2017 at 6.06pm EDT, at which time GW will make an additional disclosure.

The full text of the AAN announcement is available at: https://www.aan.com/pressroom

About Lennox-Gastaut Syndrome

The peak onset of LGS typically occurs between ages of three to five years and can be caused by a number of conditions, including brain malformations, severe head injuries, central nervous system infections, and inherited degenerative or metabolic conditions. In up to 30 percent of patients, no cause can be found. Patients with LGS commonly have multiple seizure types including drop, convulsive and non-convulsive seizures, which frequently lead to falls and injuries. Drug resistance is one of the main features of LGS. Most children with LGS experience intellectual disability and behavioral disturbances. It is estimated that there are approximately 14,000-18,500 patients with LGS in the United States and 23,000-31,000 patients with LGS in Europe.

About Epidiolex

Epidiolex, GW's lead cannabinoid product candidate, is a liquid formulation of plant-derived cannabidiol (CBD), which is in development for the treatment of a number of rare childhood-onset epilepsy disorders. GW has conducted extensive pre-clinical research of CBD in epilepsy since 2007. This research has shown that CBD has significant anti-epileptiform and anticonvulsant activity using a variety of in-vitro and in-vivo models and efficacy in reducing seizures in acute animal models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs. To date, GW has received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for Epidiolex for the treatment of Dravet syndrome, Lennox-Gastaut syndrome (LGS), Tuberous Sclerosis Complex (TSC) and Infantile Spasms (IS), each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Additionally, GW has received Fast Track Designation from the FDA for the treatment of Dravet syndrome and Orphan Designation from the European Medicines Agency, or EMA, for Epidiolex for the treatment of Dravet syndrome and LGS. GW is currently evaluating additional clinical development programs in other orphan seizure disorders.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW is advancing an orphan drug program in the field of childhood-onset epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis Complex and Infantile Spasms. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in 31 countries outside the United States. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. In the United States, GW operates through its subsidiary Greenwich Biosciences, Inc. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the timing and outcomes of regulatory or intellectual property decisions, the relevance of GW products commercially available and in development, the clinical benefits of Epidiolex® and the safety profile and commercial potential of Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the most recent Form 20-F filed on 5 December 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

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